Exhibit 99.4

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF INFOSYS LIMITED IN THEIR MEETING HELD ON AUGUST 19, 2017

BUY BACK OF EQUITY SHARES

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014, including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (the “Buyback Regulations”), and subject to the approval of the shareholders of the Company by way of postal ballot and subject to such other approvals, permissions and sanctions as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities which may be agreed by the board of directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the Board be and is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of 5/- each (“Equity Shares”), from the equity shareholders of the Company as on a record date (the “Record Date”), for an amount not exceeding 13,000 Crores (Rupees Thirteen Thousand Crores only) (hereinafter referred to as the “Buyback Offer Size”). The Buyback Offer Size does not include transaction costs namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisor fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Buyback Offer Size is 20.51% of the total paid-up equity capital and free reserves of the Company as per the latest audited Balance Sheet as on June 30, 2017. The buyback offer will comprise a purchase of up to 113,043,478 Equity Shares, aggregating to 4.92% of the paid-up equity share capital of the Company at a price of 1,150/- (Rupees one thousand One hundred and Fifty Only) per Equity Share on a proportionate basis through the “Tender Offer” route (hereinafter referred to as the “Buyback”), in accordance and consonance with the provisions contained in the Buyback Regulations and the Act.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its securities premium account and other free reserves and that the Buyback shall be through the Tender Offer route in such manner as may be prescribed under the Act and the Buyback Regulations and on such terms and conditions as the Board may deem fit, subject to shareholders’ approval.

INFOSYS LIMITED

CIN: L85110KA1981PLC013115

44, Infosys Avenue

Electronics City, Hosur Road

Bangalore 560 100, India

T 91 80 2852 0261

F 91 80 2852 0362

investors@infosys.com

www.infosys.com

RESOLVED FURTHER THAT as required by Regulation 6 of the Buyback Regulations, the Company shall buy back Equity Shares from the shareholders on a proportionate basis under the Tender Offer route, provided that 15% of the number of Equity Shares which the Company proposes to buy back or the number of Equity Shares entitled as per the shareholding of small shareholders, as defined in the Buyback Regulations (“Small Shareholders”), as of the Record Date, whichever is higher, shall be reserved for Small Shareholders.

RESOLVED FURTHER THAT all of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including: (i) holders of American Depositary Shares (“ADSs”) of the Company, who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date, such that they become equity shareholders of the Company as on the Record Date; and (ii) promoters and promoter group of the Company (including members thereof) who hold Equity Shares as on the Record Date, persons in control (including such persons acting in concert) who hold Equity Shares as on the Record Date.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 as amended via SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments thereof.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors/foreign portfolio investors, non-resident Indians, shareholders of foreign nationality and ADS holders with underlying Equity Shares upon withdrawal of such Equity Shares, if any, shall be subject to Foreign Exchange Management Act, 1999 and rules and regulations framed there under, if any, Income Tax Act, 1961 and rules and regulations framed there under, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from authorities concerned including, but not limited to, approvals from the Reserve Bank of India (“RBI”) under Foreign Exchange Management Act, 1999 and rules and regulations framed there under, if any.

RESOLVED FURTHER THAT a Buyback Committee comprising Mr. Ravi Venkatesan – Co- Chairman, Dr. Vishal Sikka – Executive Vice-Chairman, Mr. U.B. Pravin Rao – Interim-Managing Director and Chief Executive Officer, Mr. M. D. Ranganath, Chief Financial Officer, Mr. Jayesh Sanghrajka, Deputy Chief Financial Officer, Ms. Inderpreet Sawhney, General Counsel, and Mr. A. G. S. Manikantha, Company Secretary of the Company be and is hereby constituted. The powers of the Board in respect of Buyback be delegated to the Committee (“Buyback Committee”) and the Buyback Committee is hereby authorized to do all such acts, deeds and things as may be necessary, expedient or proper with regard to the implementation of the buyback, including, but not limited to, the following:

1.	Initiating all necessary actions for preparation and amendments of postal ballot notice, issue of the public announcement, letter of offer and other related documents;

2.	Filing of the public announcement, the draft letter of offer, the letter of offer, the certificates for declaration of solvency and other related documents;

3.	Making any corrections, amendments, deletions, additions to the public announcement, draft letter of offer, advertisements, or any other documents in relation to the Buyback and filing / publishing / submitting the revised public announcement, draft letter of offer and any other public notices or other documents in relation to the Buyback, as required by relevant authorities;

4.	Giving any information, explanation, declarations and confirmations in relation to the public announcement, draft letter of offer and any other advertisements, as may be required by the relevant authorities including SEBI and U.S. Securities and Exchange Commission (“SEC”);

5.	Earmarking and making arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

6.	To address any queries that may arise in relation to the implementation of the Buyback;

7.	To sign the documents as may be necessary with regard to the Buyback and use the common seal of the Company on relevant documents required to be executed for the Buyback of shares;

8.	Finalizing the terms of the Buyback such as finalizing the date of opening and closing of the Buyback;

9.	Extinguishment of share certificates and filing of certificates of extinguishment in connection with the Buyback on behalf of the Board;

10.	To sign, execute and deliver such documents as may be necessary or desirable in connection with or incidental to the Buyback including, but not limited to, certified copies of all resolutions passed by the Board in connection with the Buyback; and

11.	To do all such acts, deeds, matters and things as it may in its absolute discretion, deem necessary, expedient, usual or proper.

RESOLVED FURTHER THAT the Buyback Committee be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/representatives/intermediaries/agencies, printers, advertisement agency, compliance officer, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including public announcement, letter of offer, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, SEC, BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) (together with BSE, the “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Autorite des marches financiers (“AMF”), Euronext Paris, Euronext London, Registrar of Companies, Depositories and/or other authorities.

RESOLVED FURTHER THAT the quorum for a meeting of the Buyback Committee shall be the presence of any two members and the Buyback Committee may regulate its own proceedings and meet as often as required, to discharge its functions.

RESOLVED FURTHER THAT the Buyback Committee do report from time to time to the Board, status/progress of actions taken by the Buyback Committee concerning the Buyback.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Buyback Committee be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any shareholder to offer, or any obligation on the part of the Company or the Board to buy back any shares and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT in compliance with Buyback Regulations, Kotak Mahindra Capital Company Limited and J.P. Morgan India Private Limited be appointed as the joint merchant bankers for the proposed Buyback.

RESOLVED FURTHER THAT the Board confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion –

1.	That immediately following the date of the board meeting held on August 19, 2017 and the date on which the results of shareholders’ resolution passed by way of Postal Ballot/E-voting (“Postal Ballot Resolution”) will be declared approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts.

2.	That as regards the Company’s prospects for the year immediately following the date of the board meeting held on August 19, 2017 as well as for the year immediately following the date of passing of the shareholders’ resolution by way of Postal Ballot and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the shareholders’ resolution.

3.	In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016 (to the extent notified and in force).

RESOLVED FURTHER THAT the Board hereby confirms that:

1.	All the Equity Shares for Buyback are fully paid-up;

2.	The Company shall not issue and allot any Equity Shares or other specified securities including by way of bonus, till the date of closure of this Buyback;

3.	The Company shall not raise further capital for a period of one year from the closure of Buyback offer except in discharge of its subsisting obligations;

4.	The Company, as per provisions of Section 68(8) of the Act, shall not make further issue of the same kind of shares or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

5.	The Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares till the pendency of the lock-in or till the Equity Shares become transferable;

6.	The Company shall not buy back its shares from any person through a negotiated deal whether on or off the Indian Stock Exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

7.	There are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies;

8.	Borrowings from banks and financial institutions, if any, will not be used for the Buyback;

9.	The aggregate amount of the Buyback i.e. up to 13,000 crore (Rupees Thirteen Thousand crore only) does not exceed 25% of the total paid-up equity capital and free reserves of the Company as on June 30, 2017;

10.	The maximum number of shares proposed to be purchased under the Buyback i.e. 113,043,478 Equity Shares, does not exceed 25% of the total number of shares in the paid-up equity capital as per the audited balance sheet as on June 30, 2017;

11.	The Company shall not make any offer of buyback within a period of one year reckoned from the date of closure of the Buyback;

12.	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date; and

13.	The ratio of the aggregate of secured and unsecured debts owed by the Company after the Buyback is not more than twice the paid-up equity share capital and free reserves as on June 30, 2017.